EXHIBIT 21

Description of Subsidiaries

As of September 30, 2012, Teleconnect Inc. had two wholly owned subsidiaries, specifically: Mediawizz BV and Hollandsche Exploitatie Maatschappij BV, both companies organized under the laws of The Netherlands. HEM has developed the age validation system ‘Ageviewers’ and has become the main business focus of the Company.

As of the date of this filing, December 28, 2012,   Teleconnect Inc maintains a 10% shareholding in Teleconnect Communicaciones SA.